Exhibit 2.13

WesternZagros Resources Ltd.

Form 51-102F3

MATERIAL CHANGE REPORT

1.	Name and Address of Company

WesternZagros Resources Ltd.

Suite 600, 440 – 2nd Avenue S.W.

Calgary, AB T2P 5E9

2.	Date of Material Change

October 1, 2014

3.	News Release

A news release disclosing the material change was issued through Marketwired on October 2, 2014 and subsequently filed on SEDAR.

4.	Summary of Material Change

On October 1, 2014, the Board of Directors of WesternZagros Resources Ltd. (“WesternZagros” or the “Company”) approved a reserve report from Sproule International Limited (“Sproule”) dated September 30, 2014 in which Sproule has reclassified the previously assessed contingent oil resources for the Company’s Garmian Block located in the Kurdistan Region of Iraq (the “Garmian Block”) as reserves and has provided estimated net present values of future net revenue attributable to such oil reserves (the “Sproule Reserves Report”). The Sproule Reserves Report also provides estimated net present values of future net revenue attributable to the Company’s interest in certain estimated prospective oil resources volumes on the Garmian Block which volume estimates were audited by Sproule in a letter report dated September 3, 2014 (the “Sproule Prospective Resources Report”). The Board of Directors of the Company has also approved a letter report from Sproule dated September 30, 2014 (the “Sproule Kurdamir Report” and collectively with the Sproule Reserves Report and the Sproule Prospective Resources Report, the “Sproule Reports”) in which Sproule has provided an economic analysis of the Company’s conceptual development plan for the Kurdamir Block, also located in the Kurdistan Region of Iraq, (the “Kurdamir Block”), including estimated net present values of future net revenue attributable to the contingent resources on the Kurdamir Block. The Company holds a 40% working interest in two production sharing contracts (“PSCs”) with the Kurdistan Regional Government (“KRG”), one in respect of the Garmian Block and one in respect of the Kurdamir Block.

5.1	Full Description of Material Change

WesternZagros engaged Sproule, an independent petroleum reserve and resource evaluator, to prepare (a) the Sproule Reserves Report which evaluates the proved, the proved plus probable, and the proved plus probable plus possible oil reserves in discoveries on the Garmian Block as of September 1, 2014 and (b) the Sproule Prospective Resources Report which audits the Company’s low, best and high estimates of certain remaining prospective oil resources volumes relating to the Jeribe/Upper Dhiban reservoir located on the Garmian Block as of July 1, 2014. The Sproule Reserves Report also estimates the net present values of future net revenue attributable to such oil reserves and prospective oil resources volumes.

WesternZagros also engaged Sproule to prepare the Sproule Kurdamir Report, in which a conceptual development plan and simulation model prepared by the Company were used to provide estimated net present values of future net revenue attributable to the Company’s interest in contingent resources on the Kurdamir Block.

All factual data supplied to Sproule by WesternZagros in connection with the preparation of the Sproule Reports and the Prior Sproule Reports (as defined below under “Economic Evaluation”) was accepted as presented. The Sproule Reports and the Prior Sproule Reports were prepared in accordance with the definitions and guidelines set out in the Canadian Oil and Gas Evaluation Handbook (the “COGE Handbook”) and in compliance with the requirements of National Instrument 51 101—Standards of Disclosure for Oil and Gas Activities (“NI 51-101”). Among other things, NI 51-101 establishes a regime of continuous disclosure for all oil and gas companies and standardizes reporting and disclosure requirements for upstream oil and gas companies that are reporting issuers. NI 51-101 requires reporting issuers to comply with the COGE Handbook, as may be amended from time to time.

The preparation date of each of the Sproule Reserves Report and the Sproule Kurdamir Report is September 30, 2014 and each incorporates information prepared on or before September 1, 2014 for reserve and resource estimates and revenue projections effective as of September 1, 2014. The preparation date of the Sproule Prospective Resources Report is September 3, 2014 and incorporates information prepared on or before July 1, 2014 for the resource estimates effective as of July 1, 2014. As of the preparation dates of the Sproule Reports, WesternZagros and Sproule are not aware of any new information that could materially impact the estimates set out in the tables below.

All oil and natural gas resource information contained in this material change report has been prepared and presented in accordance with NI 51-101 and the COGE Handbook, including the definitions set forth therein. See “Presentation Of Oil And Gas Resources Information” below for such definitions, as well as abbreviations used in this material change report.

Further details with respect to the previous resource estimates audited by Sproule in the Prior Sproule Reports are set forth in the Company’s Annual Information Form dated March 13, 2014 (“AIF”) under the heading “Statement of Oil and Gas Information—Resources Information”. Readers should also refer to the “Statement of Oil and Gas Information” in the AIF for details with respect to the Garmian Block and the Kurdamir Block and the Company’s interests therein. For details with respect to the Company’s PSCs, including a description of the production sharing terms, readers should refer to the AIF under the heading “PSC Overview and Commitments”.

Economic Evaluation

Sproule performed an economic analysis for the Company’s proved, proved plus probable, and proved plus probable plus possible oil reserves on the Garmian Block and the best estimate of certain remaining prospective oil resources on the Garmian Block. In undertaking the economic analysis, Sproule considered the conceptual full field development plan (including the initial phases currently submitted to the KRG for approval), estimated associated costs, oil production rates, sales rates and price forecasts, and included the effect of the PSC. Further details with respect to the initial phases of the development plan for the Garmian Block submitted to the KRG are set forth in management’s discussion and analysis of the financial condition and operations of the Company as at and for the period ended June 30, 2014 (the “Interim MD&A”).

The development of the proved plus probable oil reserves on the Garmian Block is expected to be consistent with the development plan submitted to the KRG and includes the workover of Sarqala-1, the drilling of two additional horizontal or deviated development wells and the upgrading of the existing early production facility. The workover and upgrading is expected to be completed in the fourth quarter of 2014 with drilling of the first additional development well anticipated to commence in 2015. The Company’s total undiscounted development costs used in the Sproule Reserves Report in estimating the future net revenue for the proved plus probable oil reserves are US$71.9 million. The current development plan submitted to the KRG includes the advancement of the first three phases of development. Future phases will be advanced based on the results of the initial phases and will be subject to co-venturer and KRG approvals.

The development of the best estimate prospective oil resources on the Garmian Block is expected to consist of the completion and tie-in of Hasira-1, the drilling of an additional four horizontal or deviated wells to develop the Jeribe/Upper Dhiban reservoir (excluding any potential extension of the southwest flank of this reservoir) and the construction of a central processing facility (“CPF”). Drilling of the additional development wells and construction of the CPF is anticipated to commence in 2015-2016. The Company’s total undiscounted development costs used in the Sproule Reserves Report in estimating the future net revenue for the best estimate prospective oil resources are US$250.8 million.

The economic analysis on the Kurdamir Block was based upon a conceptual development plan and simulation model prepared by the Company. The conceptual development plan prepared by the Company utilized the initial phases from the Kurdamir development plan currently submitted to the KRG for approval, along with the best estimate contingent resources for the Kurdamir Block as the basis for constructing the remaining phases of development. The contingent resources volumes were previously estimated by the Company and audited by Sproule in an audit report dated February 8, 2013 and effective February 8, 2013 (the “Sproule 2013 Audit Report”) for the Eocene reservoir and in an audit report dated February 10, 2014 and effective February 10, 2014 for the Oligocene reservoir (the “Sproule February Audit Report” and collectively with the Sproule 2013 Audit Report, the “Prior Sproule Reports”). As a result of the conceptual development plan considering the early production and sale of gas, when this was factored in, the simulation model indicated that this would result in slightly lower oil and condensate volumes being produced than reported in the best estimate of contingent resources on the Kurdamir Block, offset by increased gas production. In undertaking the economic analysis, Sproule also considered the estimated associated costs, production rates, sales rates and price forecasts, and included the effect of the PSC. Further details with respect to the initial phases of the development plan for the Kurdamir Block submitted to the KRG are set forth below and in the Interim MD&A.

The current full field development scenario for the previously audited best estimate contingent resources on the Kurdamir Block is expected to consist of the drilling of 34 horizontal oil production wells (including Kurdamir-4) and 4 gas injection wells between 2015 and 2022 to produce the Oligocene reservoir, drilling 20 horizontal oil production wells and 3 gas injection wells between 2021 and 2025 to produce the Eocene reservoir, the workovers of Kurdamir-1 and Kurdamir-2 for gas and gas liquids production and construction of a single well battery for oil processing followed by construction of a CPF. The initial two phases of the development plan were submitted to the KRG on August 31, 2014 and include in Phase 1 the drilling of Kurdamir-4 which is scheduled to commence in the fourth quarter of 2014 and the construction of the single well battery which is expected to commence in 2015 and in Phase 2 the construction of central oil and gas processing facilities, the drilling of the Kurdamir-5 well and the workovers which are expected to commence in 2016. The phases will be advanced based on the results of the initial phases and future phases will be added based on results and subject to further approval from the co-venturers and the KRG. The Company’s total undiscounted development costs used in the Sproule Kurdamir Report in estimating the future net revenue for the contingent resources are US$3.4 billion.

Sproule’s economic evaluation of the Company’s contingent resources on the Kurdamir Block was performed to establish the economic viability of developing such contingent resources based on the conceptual development plans as described above and the specific forecasts of commodity prices and costs as disclosed under the heading “Forecast Prices and Cost Assumptions” below. Based on this evaluation, the Company estimates that its working interest best estimate contingent resources are economically viable to develop. Sproule’s evaluation does not represent the fair value of the contingent resources but is included only to indicate the potential economic viability of development.

Forecast Prices and Cost Assumptions

The forecast prices utilized by Sproule in the Sproule Reports are set out in the table below.

	Oil	Oil	Oil	Gas
Year	UK Brent Crude(1)	Garmian(2)	Kurdamir(2)	Kurdamir(3)
	(US$/bbl)(4)	(US$/bbl)(4)	(US$/bbl)(4)	(US$/Mcf)(5)
2015	108.00	94.20	71.05	—
2016	106.00	92.10	92.05	—
2017	106.00	96.20	96.41	3.02
2018	106.14	96.14	96.45	3.11
2019	107.73	97.63	97.94	3.21
2020	109.34	99.14	99.45	3.31
2021	110.98	100.58	100.99	3.41
2022	112.65	102.15	102.55	3.52
2023	114.34	103.64	104.13	3.63
2024	116.05	105.25	105.73	3.74
2025	117.79	106.79	107.36	3.74

Notes:

(1)	UK Brent Crude prices shown in the table are based on Sproule’s August 31, 2014 pricing model.
(2)	Garmian and Kurdamir oil prices shown in the table and utilized in the Sproule Reports are UK Brent Crude prices (other than Kurdamir 2015 which is an assumed Kurdistan domestic price) adjusted for negative price offsets to account for quality differential, as well as estimated transportation costs and export tariffs.
(3)	Gas prices shown in the table are based on the terms of domestic gas supply agreements between the KRG and other gas producers in Kurdistan adjusted for a negative price offset to account for transportation costs of US$0.25/Mcf escalated at 1.5% per year.
(4)	Oil prices after 2025 escalate at 1.5% on January 1 each year thereafter.
(5)	Gas prices after 2025 remain constant at US$4/Mcf before the transportation cost offset which continues to escalate at 1.5% each year.
(6)	The Company had no production and, therefore no average historical prices, for its most recent financial year.

Operating costs are based on the Company’s operating expenses, which include general and administrative costs and field-level costs. General and administrative costs are included to the extent that they are covered under joint operating agreements. Operating costs are assumed to escalate at 1.5% per annum. Development costs are based on authorizations for expenditure and actual costs from recent activity and are included as required for workovers, new development wells, production equipment, storage equipment, pipelines and facilities including the initial phases of the development plans as submitted to the KRG and anticipated future phases contemplated in completing the full field development.

Estimates of Future Net Revenue

The Sproule Reports provide estimates of future net cash flow on a “before tax” and “after tax” basis. The KRG’s share of revenues is through a fiscal system governed by the PSCs that includes royalty petroleum, profit petroleum, capacity building support payments, production bonus payments and annual production rental payments to the KRG. Profit petroleum to the KRG is deemed to include a portion representing the corporate tax imposed upon and due by the Company under the applicable PSC. No additional corporate taxes are considered. As such the before and after tax values are identical.

Total revenue share to the Company’s interest is after adjusting the gross reserves or resources to account for royalty petroleum, profit petroleum, production bonuses and capacity building support payments to the KRG pursuant to the provisions of the PSCs. Future net cash flow is calculated after deducting operating costs (including annual production rental payments), abandonment and reclamation costs and development costs. The after-tax net present value of the Company’s reserves and other resources reflects the tax burden on the properties on a stand-alone basis within the scope of the terms of the PSCs. It does not consider the business-entity-level tax situation, or tax planning. It does not provide an estimate of the value at the business entity level, which may be significantly different. The financial statements and the management’s discussion and analysis of the Company should be consulted for information at the business entity level.

It should not be assumed that the estimates of future net revenue presented in the tables below represent the fair market value of the reserves or resources. Future net revenue values, whether calculated without discount or using a discount rate, are estimated values only and do not represent fair market value. There is no assurance that the forecast prices and cost assumptions, the initial phases of the development plans as submitted to the KRG and anticipated future phases contemplated in completing the full field development utilized in the Sproule Reports will be attained and variances could be material. The reserve and resource estimates provided herein are estimates only and there is no assurance that the estimated reserves and other resources will be recovered. Actual reserves and other resources may be greater than or less than the estimates provided herein. Each of the Sproule Reports is based on data supplied by the Company and on Sproule’s opinions of reasonable industry practice. Readers should review the definitions and information contained herein in conjunction with the following tables and related notes.

Reserves

The reserves data presented summarize the Company’s oil reserves and the net present values of future net revenue for the Company’s working interest reserves, all of which relate to the initial phases of the development plan submitted to the KRG with respect to the Jeribe/Upper Dhiban reservoir in the Sarqala discovery on the Garmian Block. The reserves that have been prepared for the Jeribe/Upper Dhiban reservoir are based on the 3D seismic acquired over the structure in 2013 and the Sarqala-1 well. Sarqala-1 was the first well, was drilled on the crest of the structure, and has produced more than 1 million barrels of oil in a nine month extended well test conducted during 2011/2012. The Company’s second well in the Jeribe/Upper Dhiban reservoir, Hasira-1, has been drilled to appraise further down the flanks of the structure. Drilling operations were completed in the second quarter of 2014. Testing of the Jeribe/Upper Dhiban reservoir and the deeper Oligocene reservoir at Hasira-1 will be conducted utilizing the service rig upon completion of the the Sarqala-1 workover. Once this testing is completed the Company anticipates updating the reserves data. The reserves data will also be updated as future phases of the development plan are advanced and the remaining Prospective Resources are delineated. See “Prospective Resources” below for a description of certain remaining prospective resources pertaining to the Jeribe/Upper Dhiban reservoir.

The reserves data use forecast prices and costs, and the development plan as submitted to the KRG, prior to provision for interest, certain general and administrative expenses or the impact of any hedging activities. Future net revenue has been presented on a before and after tax basis.

Oil Reserves Based on Forecast Prices and Costs

as of September 1, 2014

		Working Interest
Block/Reserve Category	Block Gross	Gross	Net
		(Mbbl)
Garmian
Proved Developed Non-Producing	2,622	1,049	707
Total Proved	2,622	1,049	707
Probable	8,976	3,590	2,400
Total Proved Plus Probable	11,598	4,639	3,108
Possible(3)	11,736	4,694	3,119
Total Proved Plus Probable Plus Possible(3)	23,334	9,334	6,227

Notes:

(1)	All reserves are light oil.
(2)	See “Presentation Of Oil And Gas Resources Information” below for definitions of terms used in the table.
(3)	Possible reserves are those additional reserves that are less certain to be recovered than probable reserves. There is a 10% probability that the quantities actually recovered will equal or exceed the sum of proved plus probable plus possible reserves.
(4)	Gross reserves are estimated based on economically recoverable volumes within the development/exploitation period specified in the applicable PSC.

Net Present Values of Future Net Revenue

Based on Forecast Prices and Costs as of September 1, 2014

Block/Reserve Category	Estimated Net Present Values of Future Net Revenue Before Taxes(3) Discounted at					Unit Value Before Tax Discounted at(4)	Estimated Net Present Values of Future Net Revenue After Taxes(3) Discounted at
	0%	5%	10%	15%	20%	10%	0%	5%	10%	15%	20%
	(US$ thousand)					(US$/bbl)	(US$ thousand)
Garmian
Proved Developed Non-Producing	37,051	35,067	33,279	31,660	30,188	47.07	37,051	35,067	33,279	31,660	30,188
Total Proved	37,051	35,067	33,279	31,660	30,188	47.07	37,051	35,067	33,279	31,660	30,188
Probable	66,017	52,480	41,362	32,139	24,422	17.23	66,017	52,480	41,362	32,139	24,422
Total Proved Plus Probable	103,068	87,547	74,641	63,800	54,610	24.02	103,068	87,547	74,641	63,800	54,610
Possible(5)	227,353	177,409	141,679	115,425	95,672	45.42	227,353	177,409	141,679	115,425	95,672
Total Proved Plus Probable Plus Possible(5)	330,421	264,956	216,320	179,225	150,281	34.74	330,421	264,956	216,320	179,225	150,281

Notes:

(1)	All reserves are light oil.
(2)	See “Presentation Of Oil And Gas Resources Information” below for definitions of terms used in the table.
(3)	Profit petroleum to the KRG is deemed to include a portion representing the corporate tax imposed upon and due by the Company under the applicable PSC. No additional corporate taxes are considered. As such the before and after tax values are identical.
(4)	Based on Net reserves.
(5)	Possible reserves are those additional reserves that are less certain to be recovered than probable reserves. There is a 10% probability that the quantities actually recovered will equal or exceed the sum of proved plus probable plus possible reserves.
(6)	Gross reserves are estimated based on economically recoverable volumes within the development/exploitation period specified in the applicable PSC.

Additional Information Concerning Future Net Revenue

The following table sets forth the elements of undiscounted total future net revenue associated with the Company’s oil reserves in the Garmian Block.

Total Future Net Revenue (Undiscounted)

Based on Forecast Prices and Costs as of September 1, 2014

Block/Reserve Category	Revenue(1)	Royalties(2)	Operating Costs	Development Costs	Abandonment and Reclamation Costs	Future Net Revenue Before Taxes	Taxes(3)	Future Net Revenue After Taxes
	(US$ thousand)
Garmian
Proved Reserves	65,213	n/a	24,648	3,000	515	37,051	Nil	37,051
Proved Plus Probable	294,171	n/a	117,571	71,868	1,665	103,068	Nil	103,068
Proved Plus Probable Plus Possible	603,977	n/a	199,921	71,868	1,767	330,421	Nil	330,421

Notes:

(1)	Revenue comprises the Company’s cost oil and profit oil under the applicable PSC and is after deducting royalty petroleum, profit petroleum, production bonuses and capacity building support payments to the KRG pursuant to the provisions of the applicable PSC.
(2)	As described above, royalty equivalents are deducted in determining revenue under the applicable PSC and so are not included in this table.
(3)	Profit petroleum to the KRG is deemed to include a portion representing the corporate tax imposed upon and due by the Company under the applicable PSC. No additional corporate taxes are considered. As such the taxes are nil.
(4)	See “Presentation Of Oil And Gas Resources Information” below for definitions of other terms used in the table.
(5)	Gross reserves are estimated based on economically recoverable volumes within the development/exploitation period specified in the applicable PSC.

Additional Information Relating to Reserves Data

Future Development Costs

The following table sets forth the development costs deducted by Sproule in the estimation of the future net revenue for oil reserves in each of the following reserve categories attributable to the Company’s working interest in the Garmian Block.

Development Costs (Undiscounted)

Based on Forecast Prices and Costs as of September 1, 2014

Year	Total Proved Reserves	Total Proved Plus Probable Reserves
	(US$M)	(US$M)
2014	3,000	26,700
2015	—	45,168
2016	—	—
2017	—	—
2018	—	—
Remaining	—	—
Total for all years	3,000	71,868

Note:

(1)	See “Presentation Of Oil And Gas Resources Information” below for definitions of terms used in the table.

Development costs required for the Company’s oil reserves will be funded out of the Company’s existing working capital, the funds anticipated to be received from the Company’s announced rights offering of up to Cdn$250 million and the US$200 million senior debt facility to be provided to the Company by Crest Energy International LLC. See the Company’s amended and restated material change report dated September 2, 2014 for further details with respect to the rights offering and debt facility. Any additional capital required will be sourced from future cash flow from operations or other equity or debt sources as appropriate. The timing of such additional funding may influence the timing of the developmental work expenditures. WesternZagros is of the view that there is limited risk that the costs of funding would render the further development of the reserves uneconomic.

Production Estimates

The following table sets forth the volume of Gross working interest production, before deduction of royalty petroleum, profit petroleum, production bonuses and capacity building support payments to the KRG pursuant to the provisions of the applicable PSC, estimated for the first year reflected in the estimates of Gross proved reserves and Gross proved plus probable reserves estimated in the Sproule Reserves Report.

Reserve Category	Light Oil
(Mbbl)
Proved	757
Probable	211

Proved Plus Probable	968

Significant Factors or Uncertainties Affecting Reserves Data

Other than various risks and uncertainties that participants in the oil and gas industry are exposed to generally, the Company is unable to identify any significant economic factors or significant uncertainties that affect any particular components of the reserves data disclosed herein. Readers should review the “Risk Factors” sections in the AIF and the Interim MD&A for a broader discussion of the risks and uncertainties facing WesternZagros, including the current legal, political and regulatory situation in the Kurdistan Region of Iraq.

Prospective Resources

Sproule has audited the prospective oil resources volumes relating to the Jeribe/Upper Dhiban reservoir located on the Garmian Block as of July 1, 2014. The Sproule Prospective Resources Report did not update any prospective resources estimates relating to any potential extension of the southwest flank of this reservoir or any of the other reservoirs on the Garmian Block.

For the purposes of its economic evaluation of the prospective oil resources, Sproule considered only prospective oil resources in the Jeribe/Upper Dhiban reservoir on the Garmian Block (excluding any potential extension of the southwest flank of this reservoir) and did not consider any prospective oil resources in the other reservoirs of the Garmian Block, including the Oligocene reservoir anticipated to be tested by the Hasira-1 well in the fourth quarter 2014, or any prospective gas resources in its economic evaluation.

Prospective oil resources indicate appraisal opportunities and quantify the development potential in the event a commercial discovery is made and should not be construed as reserves or contingent resources. The prospective oil resources set out in the tables below are those undiscovered oil resources estimated beyond reserves or contingent resources where geological and geophysical data suggest the potential for discovery of petroleum but where the level of proof is insufficient for classification as reserves or contingent resources. The prospective oil resources estimates have not been risked for either the chance of discovery or the chance of development. The unrisked prospective oil resources are the range of volumes that the Company estimates could reasonably be expected to be recovered in the event of discovery and development of these resources. There is no certainty that any portion of the prospective oil resources will be discovered. If a discovery is made, there is no certainty that it will be developed or, if it is developed, there is no certainty as to the timing of such development or that it will be commercially viable to produce any portion of the prospective oil resources.

The prospective oil resources have been estimated using probabilistic methods and are dependent on a petroleum discovery being made.

In auditing the prospective resources volumes and estimating the net present values of future net revenue associated with the best estimate thereof, Sproule did not make adjustments to account for the current legal, political and regulatory situation in the Kurdistan Region of Iraq. Readers should review the “Information on the Iraqi and Kurdistan Oil and Gas Industry” and “Risk Factors” sections in the AIF and the “Risk Factors section in the Interim MD&A. Any adjustments for such factors are beyond the scope of expertise of an independent petroleum reserve and resource evaluator.

The following tables set forth the prospective oil resources in the Jeribe/Upper Dhiban reservoir in the Garmian Block and the net present values of future net revenue associated with the Company’s working interest in the best estimate thereof, estimated using forecast prices and costs, the initial phases of the development plan submitted to the KRG and anticipated future phases contemplated in completing the full field development.

Unrisked Prospective Oil Resources(1)

as at July 1, 2014

	Block Gross				Gross (Working Interest)
	Unrisked Prospective Oil Resources(2)				Unrisked Prospective Oil Resources(2)
Block/Reservoir	Low	Best	High	Mean	Best
	(MMbbl)				(MMbbl)
Garmian
Jeribe/Upper Dhiban(4)	29	61	116	69	24

Notes:

(1)	Prospective oil resources estimates are volumetric estimates prior to economic calculations.
(2)	The prospective oil resources are comprised solely of light oil.
(3)	See “Presentation Of Oil And Gas Resources Information” below for definitions of terms used in the table.
(4)	Estimates exclude any potential extension of the southwest flank of this reservoir.

Net Present Values of Future Net Revenue

Based on Forecast Prices and Costs as of September 1, 2014(1)

		Unrisked Prospective Oil Resources (Working Interest)
		Estimated Net Present Values of Future Net Revenue Before Taxes(5) Discounted at					Estimated Net Present Values of Future Net Revenue After Taxes(5) Discounted at
Block/Reservoir	Estimate Category	0%	5%	10%	15%	20%	0%	5%	10%	15%	20%
		(US$ thousand)					(US$ thousand)
Garmian
Jeribe/Upper Dhiban(4)	Best	652,982	462,918	346,907	270,063	215,990	652,982	462,918	346,907	270,063	215,990

Notes:

(1)	Volume estimates are as at July 1, 2014. Sproule did not complete an updated audit in connection with its estimation of net present values.
(2)	The prospective oil resources are comprised solely of light oil.
(3)	See “Presentation Of Oil And Gas Resources Information” below for definitions of terms used in the table.
(4)	Volume estimate excludes any potential extension of the southwest flank of this reservoir.
(5)	Profit petroleum to the KRG is deemed to include a portion representing the corporate tax imposed upon and due by the Company under the applicable PSC. No additional corporate taxes are considered. As such the before and after tax values are identical.

Additional Information Concerning Future Net Revenue

The following table sets forth the elements of the undiscounted future net revenue associated with the prospective oil resources, estimated using forecast prices and costs, the initial phases of the development plan submitted to the KRG and anticipated future phases contemplated in completing the full field development, relating to the Company’s working interest in the Garmian Block.

Total Future Net Revenue (Undiscounted)

Based on Forecast Prices and Costs as of September 1, 2014(1)

Block	Estimate Category	Revenue(3)	Royalties(4)	Operating Costs	Development Costs	Abandonment and Reclamation Costs	Future Net Revenue Before Taxes	Taxes(5)	Future Net Revenue After Taxes
(US$ thousand)
Garmian
Jeribe/Upper Dhiban(2)	Best	1,518,211	n/a	610,490	250,770	3,969	652,982	Nil	652,982

Notes:

(1)	Volume estimates are as at July 1, 2014. Sproule did not complete an updated audit in connection with its estimation of net present values.
(2)	Volume estimate excludes any potential extension of the southwest flank of this reservoir.
(3)	Revenue comprises the Company’s cost oil and profit oil under the applicable PSC and is after deducting royalty petroleum, profit petroleum, production bonuses and capacity building support payments to the KRG pursuant to the provisions of the applicable PSC.
(4)	As described above, royalty equivalents are deducted in determining revenue under the applicable PSC and so are not included in this table.
(5)	Profit petroleum to the KRG is deemed to include a portion representing the corporate tax imposed upon and due by the Company under the applicable PSC. No additional corporate taxes are considered. As such the taxes are nil.
(6)	See “Presentation Of Oil And Gas Resources Information” below for definitions of other terms used in the table.

Significant Positive and Negative Factors Relevant to the Prospective Resources Estimates

The major positive factor relevant to the estimates for the prospective oil resources in the Jeribe/Upper Dhiban reservoir on the Garmian Block is that they are beneath the lowest known oil in a discovered accumulation in the same reservoir which has produced over one million barrels of oil with no formation water produced. Negative risk factors relevant to such prospective resources are generally confined to the quality of the hydrocarbon to be discovered and flow rates from the reservoir which may have material impact on commerciality of any development.

Readers should also review the “Risk Factors” sections in the AIF and the Interim MD&A for a broader discussion of the risks and uncertainties facing WesternZagros, including the current legal, political and regulatory situation in the Kurdistan Region of Iraq.

Contingent Resources

Sproule audited the Company’s estimates of contingent resources for the Kurdamir Block in the Prior Sproule Reports. Sproule did not complete an updated audit in connection with the Sproule Kurdamir Report. The estimates of contingent resources previously audited by Sproule were prepared using probabilistic methods and have not been risked for the chance of development. There is no certainty that the contingent resources will be developed and, if developed, there is no certainty as to the timing of such development or that it will be commercially viable to produce any portion of the contingent resources. See “Statement of Oil and Gas Information – Resources Information” in the AIF for details of the previously audited contingent resources estimates for the Kurdamir Block.

The Company’s estimated contingent resources in the Kurdamir Block have been assigned based on the well test results from the Kurdamir-1, Kurdamir-2 and Kurdamir-3 wells. The field development plan for the Kurdamir Block is less advanced than the field development plan for the Garmian Block with the initial phases of the development plan having just been submitted to the KRG on August 31, 2014. As such, the Company will be advancing discussions for approval of the initial phases of the development plan with the KRG prior to any reclassification of any portion of the Kurdamir Block contingent resources as reserves. These contingent resources are potentially recoverable using established technology and are considered to be economically recoverable based on the specific forecasts of commodity prices and costs, the initial phases of the development plan as submitted to the KRG and anticipated future phases contemplated in completing the full field development assumed by Sproule as described above. The reclassification to reserves of that portion of the contingent resources on the Kurdamir Block that are ultimately included within the approved initial phases of the development plan is primarily contingent upon advancing such KRG approval. For the remaining contingent resources, reclassification is primarily contingent upon the collection and interpretation of additional data resulting from additional delineation drilling and production to establish the commercial viability of project development and obtaining the necessary internal and external approvals for future phases of the full field development plan.

In estimating the net present values of future net revenue associated with the contingent resources volumes, Sproule did not make adjustments to account for the possibility that the contingencies are not successfully addressed or to account for the current legal, political and regulatory situation in the Kurdistan Region of Iraq. Readers should review the “Information on the Iraqi and Kurdistan Oil and Gas Industry” and “Risk Factors” sections in the AIF and the “Risk Factors” section in the Interim MD&A. Any adjustments for such factors are beyond the scope of expertise of an independent petroleum reserve and resource evaluator.

The following table sets forth the estimated net present values of future net revenue associated with the Company’s working interest in the best estimate of contingent resources in the Kurdamir Block, estimated using forecast prices and costs, the initial phases of the development plan as submitted to the KRG and anticipated future phases contemplated in completing the full field development.

Net Present Values of Future Net Revenue

Based on Forecast Prices and Costs as of September 1, 2014(3)

			Unrisked Contingent Resources (Working Interest)
			Estimated Net Present Values of Future Net Revenue Before Taxes(4) Discounted at					Estimated Net Present Values of Future Net Revenue After Taxes(4) Discounted at
Block	Estimate Category		0%	5%	10%	15%	20%	0%	5%	10%	15%	20%
			(US$ million)					(US$ million)
Kurdamir	Best	(3)	4,886	2,633	1,555	976	636	4,886	2,633	1,555	976	636

Notes:

(1)	The contingent oil resources are comprised solely of light oil.
(2)	See “Presentation Of Oil And Gas Resources Information” below for definitions of terms used in the table.
(3)	Volume estimates for the Kurdamir Block are as at February 10, 2014 with respect to the Oligocene reservoir and as at February 8, 2013 with respect to the Eocene reservoir. Sproule did not complete an updated audit in connection with the Sproule Kurdamir Report. However, as a result of the conceptual development plan utilized for the economic calculations, the best estimate of contingent oil resources volumes associated with the Oligocene reservoir was reduced from 366 MMbbl to 333 MMbbl to reflect the impact of early gas production and sales to ultimate oil recoveries.
(4)	Profit petroleum to the KRG is deemed to include a portion representing the corporate tax imposed upon and due by the Company under the applicable PSC. No additional corporate taxes are considered. As such the before and after tax values are identical.

Additional Information Concerning Future Net Revenue

The following table sets forth the elements of the undiscounted future net revenue associated with contingent resources, estimated using forecast prices and costs, the initial phases of the development plan as submitted to the KRG and anticipated future phases contemplated in completing the full field development, relating to the Company’s working interest in the Kurdamir Block.

Total Future Net Revenue (Undiscounted)

Based on Forecast Prices and Costs as of September 1, 2014(1)

Block	Estimate Category		Revenue(2)	Royalties(3)	Operating Costs	Development Costs	Abandonment and Reclamation Costs	Future Net Revenue Before Taxes	Taxes(4)	Future Net Revenue After Taxes
(US$ million)
Kurdamir	Best	(1)	12,527	n/a	4,223	3,357	62	4,886	Nil	4,886

Notes:

(1)	Volume estimates for the Kurdamir Block are as at February 10, 2014 with respect to the Oligocene reservoir and as at February 8, 2013 with respect to the Eocene reservoir. Sproule did not complete an updated audit in connection with the Sproule Kurdamir Report. However, as a result of the conceptual development plan utilized for the economic calculations, the best estimate of contingent oil resources volumes associated with the Oligocene reservoir was reduced from 366 MMbbl to 333 MMbbl to reflect the impact of early gas production and sales to ultimate oil recoveries.
(2)	Revenue comprises the Company’s cost oil and profit oil under the applicable PSC and is after deducting royalty petroleum, profit petroleum, production bonuses and capacity building support payments to the KRG pursuant to the provisions of the applicable PSC.
(3)	As described above, royalty equivalents are deducted in determining revenue under the applicable PSC and so are not included in this table.
(4)	Profit petroleum to the KRG is deemed to include a portion representing the corporate tax imposed upon and due by the Company under the applicable PSC. No additional corporate taxes are considered. As such the taxes are nil.
(5)	See “Presentation Of Oil And Gas Resources Information” below for definitions of other terms used in the table.

Significant Positive and Negative Factors Relevant to the Contingent Resources Estimates

In general, the significant factors that may change the contingent resources estimates include further delineation drilling, which could change the estimates either positively or negatively, and additional processing facilities and production capabilities for oil and gas that could affect the volumes recoverable.

On the Kurdamir Block, a phased development plan was submitted to the KRG on August 31, 2014 for approval by WesternZagros and its co-venturer. Once there is a high level of certainty of receiving approval for this development plan, a portion of the contingent resources for the Kurdamir Block should be reclassified as reserves. The Company’s overall development philosophy is one of phased expansion. As development progresses additional facility design work, reservoir studies and delineation drilling will be completed and it is expected that future phases will be added to the development plan for the Kurdamir Block, subject to the approval of the co-venturers and the KRG. Generally, the timing for commercial assessments of the contingent resources will be determined by the co-venturers’ long-term resource development plan and their forecast for economic conditions. Management of the Company uses integrated plans to forecast future development of resources. These plans align current and planned production, current and forecasted market conditions, processing and pipeline capacities, capital spending commitments and related future development plans.

For the Company’s contingent resources on the Kurdamir Block, the main positive factors are:

•	petroleum discoveries have been made in the Oligocene reservoir of the Kurdamir Block, as well as the deeper Eocene reservoir;

•	a phased development plan has been approved by the co-venturers and submitted to the KRG for approval;

•	a 44-day extended well test at the Kurdamir-2 well was completed with cumulative oil production of approximately 90,000 barrels and no formation water;

•	WesternZagros has analyzed the Kurdamir-3 well log and test data, and concluded that the formation water encountered was most likely from a deeper interval and therefore, based upon the oil tested and oil pay calculated on wireline logs from Kurdamir-3, the lowest known oil would extend significantly lower than the lowest known oil used in the current contingent resources estimates; and

•	the Company continues to interpret the 3D seismic data acquired over the Kurdamir wells and the nearby Baram-1 well to determine whether the oil-water contact identified on wireline logs in the deeper Baram-1 well may represent a common oil-water contact for both structures which would extend the known oil leg further down than in the current contingent resources estimates.

The negative factors for such contingent resources include:

•	the limited number of wells drilled to date;

•	oil flow rates for the Kurdamir-2 extended well test have been restricted by the capacity of the gas flare;

•	the lack of flow testing data for portions of the discovered accumulations; and

•	the lack of a firm field development plan for portions of the discovered accumulations.

The key information needed is the completion of a horizontal production well targeting multiple fractures within the Oligocene reservoir, followed by sustained production and the capture of production rate data which would be utilized to optimize a field development plan including such items as well spacing and facilities.

Readers should also review the “Risk Factors” sections in the AIF and the Interim MD&A for a broader discussion of the risks and uncertainties facing WesternZagros, including the current legal, political and regulatory situation in the Kurdistan Region of Iraq.

Presentation Of Oil And Gas Resources Information

All oil and natural gas resource information contained in this material change report has been prepared and presented in accordance with NI 51-101 and the COGE Handbook. With respect to the resources data contained herein, the following terms have the meanings indicated:

“best estimate” is considered to be the best estimate of the quantity of resources that will actually be recovered. It is equally likely that the actual remaining quantities recovered will be greater or less than the best estimate. If probabilistic methods are used, there should be at least a 50 percent probability (P50) that the quantities actually recovered will equal or exceed the best estimate.

“Block Gross” is an estimate of resources which represents the total volumes for the indicated reservoirs attributable to 100% of the Garmian Block or Kurdamir Block, as applicable, without any adjustments for the Company’s working interest.

“contingent resources” means those quantities of petroleum estimated, as of a given date, to be potentially recoverable from known accumulations using established technology or technology under development, but which are not currently considered to be commercially recoverable due to one or more contingencies. Contingencies may include factors such as economic, legal, environmental, political, and regulatory matters or a lack of markets. It is also appropriate to classify as contingent resources the estimated discovered recoverable quantities associated with a project in the early evaluation stage.

“contingent gas resources” has the same meaning as contingent resources but is specific to quantities of gas.

“contingent oil resources” has the same meaning as contingent resources but is specific to quantities of oil.

“developed reserves” are those reserves that are expected to be recovered from existing wells and installed facilities or, if facilities have not been installed, that would involve a low expenditure (e.g., when compared to the cost of drilling a well) to put the reserves on production. The developed category may be subdivided into producing and non-producing.

“developed non-producing reserves” are those reserves that either have not been on production, or have previously been on production but are shut-in and the date of resumption of production is unknown.

“developed producing reserves” are those reserves that are expected to be recovered from completion intervals open at the time of the estimate. These reserves may be currently producing or, if shut-in, they must have previously been on production, and the date of resumption of production must be known with reasonable certainty.

“Gross” in relation to the Company’s interest in resources or production, means the Company’s 40% working interest (operating or non-operating) share before deduction of royalty petroleum, profit petroleum, production bonuses and capacity building support payments to the KRG pursuant to the provisions of the applicable PSC.

“high estimate” is considered to be an optimistic estimate of the quantity of resources that will actually be recovered. It is unlikely that the actual remaining quantities recovered will exceed the high estimate. If probabilistic methods are used, there should be at least a 10 percent probability (P10) that the quantities actually recovered will equal or exceed the high estimate.

“low estimate” is considered to be a conservative estimate of the quantity of resources that will actually be recovered. It is likely that the actual remaining quantities recovered will exceed the low estimate. If probabilistic methods are used, there should be at least a 90 percent probability (P90) that the quantities actually recovered will equal or exceed the low estimate.

“Net” in relation to the Company’s interest in resources or production, means the Company’s 40% working interest (operating or non-operating) share after deduction of royalty petroleum, profit petroleum, production bonuses and capacity building support payments to the KRG pursuant to the provisions of the applicable PSC.

“possible reserves” are those additional reserves that are less certain to be recovered than probable reserves. It is unlikely that the actual remaining quantities recovered will exceed the sum of the estimated proved plus probable plus possible reserves. If probabilistic methods are used, there should be at least a 10 percent probability that the quantities actually recovered will equal or exceed the sum of the estimated proved plus probable plus possible reserves.

“probable reserves” are those additional reserves that are less certain to be recovered than proved reserves. It is equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated proved plus probable reserves. If probabilistic methods are used, there should be at least a 50 percent probability that the quantities actually recovered will equal or exceed the sum of the estimated proved plus probable reserves.

“prospective resources” means those quantities of petroleum estimated, as of a given date, to be potentially recoverable from undiscovered accumulations by application of future development projects. Prospective resources have both an associated chance of discovery and a chance of development. The chance of commerciality is the product of these two risk components.

“prospective gas resources” has the same meaning as prospective resources but is specific to quantities of gas.

“prospective oil resources” has the same meaning as prospective resources but is specific to quantities of oil.

“proved reserves” are those reserves that can be estimated with a high degree of certainty to be recoverable. It is likely that the actual remaining quantities recovered will exceed the estimated proved reserves. If probabilistic methods are used, there should be at least a 90 percent probability that the quantities actually recovered will equal or exceed the estimated proved reserves.

“reserves” are estimated remaining quantities of oil and natural gas and related substances anticipated to be recoverable from known accumulations, as of a given date, based on (a) analysis of drilling, geological, geophysical and engineering data, (b) the use of established technology and (c) specified economic conditions which are generally accepted as being reasonable and shall be disclosed. Reserves are classified as proved, probable or possible according to the degree of certainty associated with the estimates.

Abbreviations

In this material change report, the following abbreviations have the meanings set forth below.

bbl	barrel
BOE	barrels of oil equivalent
Mcf	thousand cubic feet
Mbbl	thousand barrels
MMbbl	million barrels
MMBOE	million barrels of oil equivalent
MMcf	million cubic feet

A BOE is determined by converting a volume of natural gas to barrels using the ratio of 6 Mcf to one barrel. BOEs may be misleading, particularly if used in isolation. A BOE conversion ratio of 6 Mcf:1 BOE is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of oil as compared to natural gas is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value.

5.2	Disclosure for Restructuring Transactions

Not Applicable.

5.	Reliance on subsection 7.1 (2) of National Instrument 51-102

Not Applicable.

6.	Omitted Information

Not Applicable.

7.	Executive Officer

Greg Stevenson

Chief Financial Officer

(403) 693-7007

8.	Date of Report

October 2, 2014